Exhibit 1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)
2121 — 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Commences Offer to Acquire Hathor Exploration Limited
Saskatoon, Saskatchewan, Canada, August 30, 2011 . . . . . . . . . . .
Cameco (TSX: CCO; NYSE: CCJ) today announced that it has commenced its offer to acquire all of the outstanding shares of Hathor Exploration Ltd. (TSX: HAT) for cash consideration of $3.75 per share in a transaction which values the fully diluted share capital of Hathor at approximately $520 million1 (the “Offer”).
The Offer is compelling for Hathor shareholders as it provides:
•	Attractive Premium — Based on our analysis of Hathor, the Roughrider deposit and Hathor’s other exploration properties, as well as Cameco’s extensive knowledge of the costs to develop and operate a mine in the Athabasca Basin, we are confident we have made a full and fair offer for all of Hathor’s outstanding shares. The Offer of $3.75 per Hathor share represents an attractive premium of 40% over Hathor’s closing price as at August 25, 2011 and 33% over Hathor’s 20-day volume-weighted average trading price.
•	Liquidity and Certainty of Value — The Offer is all cash, providing Hathor shareholders with certainty of value and immediate liquidity.
•	Fully Financed Cash Offer — The Offer is not subject to a financing condition. Cameco has sufficient cash to pay for all of Hathor’s outstanding shares.
•	Avoidance of Dilution — Continued development of the Roughrider deposit and Hathor’s other projects will require substantial additional funds. Additional equity financings, joint venture agreements or other transactions that are undertaken to raise funds could result in material dilution to existing Hathor shareholders.
Details of the Offer are available in Cameco’s take-over bid circular which has been filed on SEDAR and is also available at cameco.com. A request has been made to Hathor for a list of its shareholders and holders of options and warrants to permit the mailing of the take-over bid circular, which will be mailed following receipt of those lists.

[1]	Estimated fully diluted share capital of approximately 139 million shares, based on Hathor’s public disclosure.

How to Tender Shares to the Offer
Cameco urges Hathor shareholders to carefully consider the information provided in Cameco’s take-over bid circular and then tender their shares to Cameco’s offer before it expires at 5:00 p.m. (Vancouver time) on October 31, 2011, (unless it is extended or withdrawn) by following the instructions provided in the take-over bid circular.
Hathor shareholders are encouraged to call Kingsdale Shareholder Services if they have questions or would like assistance tendering their shares to the Offer. Shareholders can reach Kingsdale by email at contactus@kingsdaleshareholder.com, or by calling toll-free at 1-888-518-1552 (English or French). Banks and brokers can call collect at 1-416-867-2272.
Advisors
CIBC World Markets Inc. is acting as financial advisor to Cameco in connection with the proposed take-over offer and Osler, Hoskin & Harcourt LLP is acting as Cameco’s legal counsel.
Caution Regarding Forward-looking Information and Statements
Certain information contained in this news release constitutes “forward-looking information” (or “forward-looking statements”) within the meaning of Canadian and U.S. securities laws. All statements, other than statements of historical or present fact, constitute forward-looking information and typically include words and phrases about the future such as will, anticipate, estimate, expect, plan, intend, predict, goal, target, project, potential, strategy and outlook. Forward-looking information is necessarily based upon a number of assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Cameco cautions the reader that such forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking information. These risks, factors and assumptions include, but are not limited to: the assumption that Cameco will acquire a 100% interest in Hathor through the Offer; the risk of changes in the price of uranium; the assumption that there are no inaccuracies or material omissions in Hathor’s publicly available information and the risk that Hathor has not disclosed events or facts which may have occurred or which may affect the significance or accuracy of any such information; assumptions about anticipated operations and planned exploration and development activities; the risk of operating or technical difficulties in connection with mining or development activities; and the risks involved in the exploration, development and mining business. Certain of these factors are discussed in greater detail in Cameco’s and Hathor’s most recent Annual Information Form and MD&A on file with the Canadian securities regulatory authorities, which we recommend that you review for more information about these assumptions and risks. The information concerning Hathor contained in this press release has been taken from or is based upon Hathor’s publicly available documents on file with Canadian securities regulatory authorities. Neither Cameco nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, or for any failure by Hathor to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information, but which are unknown to Cameco. Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. Cameco does not undertake any obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise, except to the extent legally required.

Profile
Cameco, with its head office in Saskatoon, Saskatchewan, is one of the world’s largest uranium producers. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
As used in this news release, “Cameco” or the “company” means Cameco Corporation, a Canadian corporation and its subsidiaries and affiliates unless stated otherwise.
- End -
Hathor investor inquiries:
Kingsdale Shareholder Services
contactus@kingsdaleshareholder.com
1-888-518-1552 (toll free)
Cameco investor inquiries:
Rachelle Girard (306) 956-6403
Media inquiries:
Gord Struthers (306) 956-6593